77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Floating Rate Income Strategies Fund II, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To elect Robert C. Doll, Jr., Robert W. Forbes, Cynthia A. Montgomery, Jean Margo Reid, Roscoe S. Suddarth, Richard R. West and Edward D. Zinbarg to the Board of Directors to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement or removal.  With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Withheld from Voting

Robert C. Doll, Jr.

6,895,492

483,433

Robert W. Forbes

6,895,404

483,521

Cynthia A. Montgomery

6,893,939

484,986

Jean Margo Reid

6,895,539

483,386

Roscoe S. Suddarth

6,890,882

488,043

Richard R. West

6,894,264

484,661

Edward D. Zinbarg

6,892,375

486,550

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

4,958,108

214,694

294,751

1,911,372

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

4,954,828

   219,002

293,723

    1,911,372